922



05009235

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Malayan Banking Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

JUN 23 2005

FINANC

FILE NO. 82- 34861

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/23/05

RECEIVED
2005 JUN 22 P

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : June 13, 2005
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

I acknowledge receipt

Name: ARLS
Date : 3-31-05

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1	May 4, 2005	American Depository Receipts Sponsored Level-1 Program for Malayan Banking Berhad Pursuant To Paragraph 9.19(40) of the Bursa Malaysia Listing Requirements
2	May 10, 2005	Quarterly Report For The Financial Year Ended 31.3.2005
3	May 10, 2005	Denial on Article Published by Bisnis Indonesia on Maybank Being "One of The Investors Acquiring 20% to 30% Stake in PT Bank Lippo TBK"
4	May 13, 2005	Quarterly Report For The Financial Year Ended 31.3.2005 - Amendments to Note A8i

Yours faithfully
for **MAYBANK,**

MAHIRAM HUSIN
Company Secretary

Enclosure

mbbboard\adr.lwp\MH\RE\rose

General Announcement
Reference No **KK-050504-69848**

Company Name	:	MALAYAN BANKING BERHAD
Stock Name	:	MAYBANK
Date Announced	:	04/05/2005

Type	:	**Announcement**
Subject	:	**American Depositary Receipts ("ADR") Sponsored Level-1 Program for Malayan Banking Berhad ("Maybank") pursuant to Paragraph 9.19 (40) of the Bursa Malaysia Listing Requirements**

Contents :

Pursuant to Paragraph 9.19 (40) of Bursa Malaysia's Listing Requirements, Maybank hereby announces that a Sponsored Level-1 American Depositary Receipt ("ADR") Program, which is a program to facilitate the purchase of Maybank shares by investors in the United States of America ("USA"), has been declared effective by the Securities and Exchange Commission of the USA on May 3, 2005.

The Bank of New York Company, Inc has been appointed as the depositary bank for the ADR Program and Maybank's Custodial Services is the sole custodian of Maybank's shares in Malaysia for the ADR. For this purpose 50,000,000 shares representing 1.35% of the existing total issued and paid up capital of Maybank will be utilised.

The ADR program will enable Maybank to broaden its foreign shareholder base with existing shares as well as to create greater awareness of the Maybank brand, targeting high caliber USA investors.



Form Version 2.0

Financial Results

Reference No MB-050509-41779

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mahiram Husin**
* Designation : **Company secretary**

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/03/2005
* Quarter : ◯ 1 Qtr ◯ 2 Qtr ● 3 Qtr ◯ 4 Qtr ◯ Other
* Financial Year End : 30/06/2005
* The figures : ◯ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Group PL, BS, Equity Statement, CashFlow-03-200 Notes to the Accounts-03-2005.dc



Business Segment-03-2005.xl

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		31/03/2005	31/03/2004	31/03/2005	31/03/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	2,489,373	2,398,388	7,556,440	7,038,551

2	Profit/(loss) before tax	911,857	1,030,938	2,686,197	2,530,473
3	Profit/(loss) after tax and minority interest	686,669	683,874	1,935,231	1,777,790
4	Net profit/(loss) for the period	686,669	683,874	1,935,231	1,777,790
5	Basic earnings/(loss) per share (sen)	18.63	19.00	53.21	49.38
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.2500	4.0600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/03/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/03/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2004 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	911,217	1,066,175	3,198,096	2,878,547
2	Gross interest income	1,868,942	1,790,981	5,672,177	5,410,659
3	Gross interest expense	855,723	779,073	2,551,551	2,351,549

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statement of The Group For the Third Quarter Of The Financial Year Ending 30 June 2005 (Nine-Month Period Ended 31 March 2005)

	3rd Quarter Ended		Cumulative 9 months Ended	
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
Interest income	1,868,942	1,790,981	5,672,177	5,410,659
Interest expense	(855,723)	(779,073)	(2,551,551)	(2,351,549)
Net interest income	1,013,219	1,011,908	3,120,626	3,059,110
Income from Islamic Banking Scheme operations:				
Gross operating income	214,917	149,861	599,922	429,670
Profit equalisation reserves	(5,372)	(1,090)	(82,062)	(58,310)
	209,545	148,771	517,860	371,360
	1,222,764	1,160,679	3,638,486	3,430,470
Non-interest income	508,263	574,214	1,665,183	1,361,989
Net income	1,731,027	1,734,893	5,303,669	4,792,459
Overhead expenses	(703,022)	(668,718)	(2,105,573)	(1,913,912)
Operating Profit	1,028,005	1,066,175	3,198,096	2,878,547
Loan loss and provision	(116,788)	(35,702)	(513,461)	(349,184)
	911,217	1,030,473	2,684,635	2,529,363
Share of profits in associated companies	640	465	1,562	1,110
Profit before taxation	911,857	1,030,938	2,686,197	2,530,473
Tax expense & zakat	(215,041)	(304,956)	(717,500)	(719,135)
Profit after taxation before Minority Interest	696,816	725,982	1,968,697	1,811,338
Minority Interest	(10,147)	(42,108)	(33,466)	(33,548)
Net profit for the year	686,669	683,874	1,935,231	1,777,790
Earnings per share				
- Basic	18.63 sen	19.00 sen	53.21 sen	49.38 sen
- Fully Diluted	18.39 sen	19.00 sen	52.67 sen	49.38 sen

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

MALAYAN BANKING BERHAD

(3813-K)

UNAUDITED CONDENSED BALANCE SHEET OF THE GROUP AS AT 31 MARCH 2005

	GROUP	
	31 Mar 2005	30 June 2004
ASSETS	RM'000	RM'000
Cash and short-term funds	25,748,292	23,009,080
Deposits and placements with financial institutions	2,204,972	6,686,790
Securities purchased under resale agreements	3,463,644	733,631
Dealing securities	1,164,196	299,557
Investment securities	26,708,145	28,703,420
Loans and advances	115,362,131	109,070,491
Other assets	2,852,932	2,076,427
Statutory deposits with Central Banks	3,827,662	3,644,199
Investment in subsidiary companies	-	-
Investment in associated companies	20,012	18,907
Property, plant and equipment	1,335,612	1,382,822
Deferred tax assets	1,344,295	1,261,643
Life and Family Takaful fund assets	3,303,416	2,620,460
TOTAL ASSETS	187,335,309	179,507,427
LIABILITIES		
Deposits from customers	126,217,610	123,365,942
Deposits and placements of banks and other financial institutions	17,139,517	14,498,206
Obligations on securities sold under repurchase agreements	8,621,868	6,988,031
Bills and acceptances payable	2,730,116	3,319,429
Other liabilities	3,561,749	3,173,396
Recourse obligation on loans sold to Cagamas	5,296,567	6,532,046
Provision for taxation and zakat	1,221,346	932,330
Deferred tax liabilities	11,464	10,806
Subordinated obligations	3,004,000	3,004,000
Life and Family Takaful fund liabilities	88,039	101,491
Life and Family Takaful policy holders' funds	3,215,377	2,518,969
TOTAL LIABILITIES	171,107,653	164,444,646
SHAREHOLDERS' EQUITY		
Share capital	3,711,631	3,600,172
Reserves	12,069,028	11,023,264
	15,780,659	14,623,436
MINORITY INTEREST	446,997	439,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	187,335,309	179,507,427
COMMITMENTS AND CONTINGENCIES	106,203,183	92,376,859
CAPITAL ADEQUACY		
Without deducting proposed dividend		
Core Capital ratio	9.59%	10.89%
Risk-weighted capital	13.83%	15.62%
After deducting proposed dividend		
Core Capital ratio	9.59%	10.37%
Risk-weighted capital	13.83%	15.10%
Net tangible assets per share	RM4.25	RM4.06

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

MALAYAN BANKING BERHAD
(3813-K)

Unaudited Consolidated Statement Of Changes In Equity For The Third Quarter Of The Financial Year Ending 30 June 2005 (Nine-Month Period Ended 31 March 2005)

GROUP

	<---- Non-distributable			---->	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	33,799	-	33,799
Net accretion from increased interest in subsidiaries	-	-	-	-	-	2,944	2,944
Net gains not recognised in the income statement	-	-	-	-	33,799	2,944	36,743
Net profit for the period	-	-	-	-	-	1,935,231	1,935,231
Statutory reserves of a subsidiary no longer required upon merger, transferred to retained profits	-	-	(551,250)	-	-	551,250	-
Transfer to Statutory Reserves	-	-	238,053	-	-	(238,053)	-
Issue of ordinary shares pursuant to ESOS	111,459	934,102	-	-	-	-	1,045,561
Bonus issue	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 31 March 2005	3,711,631	1,434,668	3,961,001	15,250	71,987	6,586,122	15,780,659
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	25,697	-	25,697
Net profit for the period	-	-	-	-	-	1,777,790	1,777,790
Transfer to Statutory Reserve	-	-	300,096	-	-	(300,096)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,895	-	-	-	-	65,491
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,906)	(1,347,906)
At 31 March 2004	3,600,172	500,567	4,046,303	15,250	67,779	5,776,234	14,006,305

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

MALAYAN BANKING BERHAD
(3813-K)

Unaudited Condensed Cash Flow Statements For The Third Quarter Of The Financial Year Ending 30 June 2005 (Nine-Month Period Ended 31 March 2005)

	GROUP	
	31 MAR 2005 RM'000	31 MAR 2004 RM'000
Profit before taxation	2,686,197	2,530,473
Adjustments for non-operating and non-cash items	647,399	708,051
Operating profit before working capital changes	3,333,596	3,238,524
Changes in working capital		
Changes in operating assets	(6,050,802)	(801,633)
Changes in operating liabilities	8,070,292	12,194,456
Tax expense and zakat paid	(510,015)	(448,182)
Net cash generated from/(used in) operations	4,843,071	14,183,165
Net cash (used in)/generated from investing activities	(69,153)	(113,981)
Net cash (used in)/generated from financing activities	(2,073,100)	(782,820)
	(2,142,253)	(896,801)
Net change in cash and cash equivalents	2,700,818	13,286,364
Cash and cash equivalents at beginning of the period	23,009,080	16,122,434
Foreign exchange differences on opening balances	38,394	111,322
Cash and cash equivalents at end of the period	25,748,292	29,520,120

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Part A – Explanatory Notes Pursuant to FRS 134 (formerly known as MASB 26)

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

The condensed interim financial statements for the 3rd quarter and 9 months ended 31 March 2005 have been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (previously known as MASB 26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The condensed financial statements should be read in conjunction with the audited financial statements of the Group and the Bank for the year ended 30 June 2004.

The accounting policies and methods of computation applied in the condensed financial statements are consistent with those adopted in the previous audited annual financial statements. The following accounting standards, issued by the Malaysian Accounting Standards Board ("MASB") become effective during the current financial year:-

FRS 126	Accounting and Reporting by Retirement Benefit Plans (previously known as MASB 30)
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance (previously known as MASB 31)
FRS 201	Properties Development Activities (previously know as MASB 32)

The adoption of these standards did not give rise to any adjustments to the opening balances of retained profits of prior years and the current period.

A2. AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 30 JUNE 2004

The audit report on the financial statements for the financial year ended 30 June 2004 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

The Bank's issued and fully paid up share capital increased from RM3,600,171,921 as at 30 June 2004 to RM3,711,631,021 as at 31 March 2005 as result of the issuance of 111,459,100 new ordinary shares of RM1 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS).

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the period.

A7. DIVIDENDS PAID

Dividends paid during the period were as follows:

a) A final dividend of 25 sen per share less 28% tax for the financial year ended 30 June 2004;
b) An interim dividend of 25 sen per share less 28% taxation in respect of the financial year ending 30 June 2005 million;
c) A special dividend of 10 sen per share less 28% taxation in respect of the financial year ending 30 June 2005; and
d) A tax exempt dividend of 7.5 sen per share in respect of the financial year ending 30 June 2005.

The total net dividends paid amounted to RM1,860,312,071.

(This page has been intentionally left blank. Please substitute this page with that from the file "Business Segment" as note A8i.)

A8 i. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
REVENUE AND EXPENSES												
Revenue												
External revenue	6,960,189	6,505,948	343,254	281,778	195,360	181,431	57,637	69,394	-	-	7,556,440	7,038,551
Inter-segment revenue	3,026,738	738,462	25,353	52,304	51,972	21,125	15,097	14,809	(3,119,160)	(826,700)	-	-
Total revenue	9,986,927	7,244,410	368,607	334,082	247,332	202,556	72,734	84,203	(3,119,160)	(826,700)	7,556,440	7,038,551
Result												
Segment results	6,214,182	3,698,743	156,361	132,281	103,928	75,238	40,667	32,139	(2,975,059)	(628,063)	3,540,079	3,310,338
Finance costs	(341,983)	(431,791)	-	-	-	-	-	-	-	-	(341,983)	(431,791)
Operating profit	5,872,199	3,266,952	156,361	132,281	103,928	75,238	40,667	32,139	(2,975,059)	(628,063)	3,198,096	2,878,547
Loan loss and provision	(518,288)	(389,298)	5,327	40,703		(589)	(500)	-	-	-	(513,461)	(349,184)
Share of net profits of associates	-	-	-	33	-	-	1,562	1,077	-	-	1,562	1,110
Profit before taxation	5,353,911	2,877,654	161,688	173,017	103,928	74,649	41,729	33,216	(2,975,059)	(628,063)	2,686,197	2,530,473
Taxation & Zakat	(1,475,750)	(808,028)	(39,477)	(25,604)	(20,879)	(24,156)	(7,794)	(8,708)	826,400	147,361	(717,500)	(719,135)
Profit after taxation and zakat	3,878,161	2,069,626	122,211	147,413	83,049	50,493	33,935	24,508	(2,148,659)	(480,702)	1,968,697	1,811,338
Minority interest	-	-	-	-	-	-	-	-	-	-	(33,466)	(33,548)
Net profit for the year	3,878,161	2,069,626	122,211	147,413	83,049	50,493	33,935	24,508	(2,148,659)	(480,702)	1,935,231	1,777,790
	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000
ASSETS AND LIABILITIES												
Segment assets	179,721,326	174,729,439	12,194,004	9,290,211	4,958,957	4,151,352	313,126	297,089	(9,872,116)	(8,979,571)	187,315,297	179,488,520
Investment in associates companies	5,593	5,564	-	-	-	-	14,419	13,343	-	-	20,012	18,907
Total assets	179,726,919	174,735,003	12,194,004	9,290,211	4,958,957	4,151,352	327,545	310,432	(9,872,116)	(8,979,571)	187,335,309	179,507,427
Total segment liabilities	163,378,189	159,435,496	10,796,609	7,954,472	3,662,356	2,970,054	154,455	160,359	(6,883,956)	(6,075,735)	171,107,653	164,444,646
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
OTHER INFORMATION												
Capital expenditure	123,123	89,353	4,773	1,774	739	408	2,645	2,297	-	-	131,280	93,832
Depreciation	122,800	118,246	4,510	5,010	5,957	6,272	1,248	2,496	-	-	134,515	132,024
Non-cash expenses/(income) other than depreciation	311,229	363,987	32,349	(5,179)	(4,677)	(3,920)	381	40	-	-	339,282	354,928

GEOGRAPHICAL SEGMENT

	External Revenue		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
Malaysia	9,913,278	6,954,522	102,551	67,997	168,657,503	162,568,597	5,514,489	3,019,213
Singapore	447,792	551,339	25,683	22,652	18,837,371	17,579,299	85,875	126,451
Other locations	314,530	359,390	3,046	3,183	9,712,551	8,339,102	60,892	12,872
	10,675,600	7,865,251	131,280	93,832	197,207,425	188,486,998	5,661,256	3,158,536
Eliminations	(3,119,160)	(826,700)	-	-	(9,872,116)	(8,979,571)	(2,975,059)	(628,063)
Consolidated	7,556,440	7,038,551	131,280	93,832	187,335,309	179,507,427	2,686,197	2,530,473

A8ii. SEGMENT INFORMATION - LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group	
	31 Mar 2005	30 June 2004
	RM'000	RM'000
Domestic operations:		
Agriculture	1,984,322	2,295,383
Mining and quarrying	202,076	211,631
Manufacturing	11,882,824	12,986,979
Electricity, gas and water	1,901,893	1,770,947
Construction	5,836,756	6,213,481
Real estate	1,619,741	1,586,567
Purchase of landed property	29,772,170	27,944,798
(of which :- residential	23,926,058	21,922,395
Non-residential)	6,330,367	6,136,783
Less: Islamic Loans Sold to Cagamas	(484,255)	(114,380)
General commerce	7,947,757	6,696,875
Transport, storage and communication	1,090,585	1,443,847
Finance, insurance and business service	11,004,642	11,383,087
Purchase of securities	7,024,374	6,438,100
Purchase of transport vehicles	10,715,821	9,691,295
Purchase of transport vehicles	11,007,313	10,043,289
Less: Islamic Loans Sold to Cagamas	(291,492)	(351,994)
Consumption credit	4,448,138	4,161,734
Others	3,807,663	2,991,656
	99,238,762	95,816,380
Labuan Offshore	4,206,124	4,048,468
	103,444,886	99,864,848
Overseas Operations:		
Singapore	16,703,830	14,987,617
United States of America	593,858	407,307
United Kingdom	250,541	142,283
Hong Kong	1,191,674	1,330,594
Brunei	279,238	265,031
Vietnam	303,623	262,077
Cambodia	64,335	69,249
China	469,620	385,743
Papua New Guinea	32,324	29,535
Philippines	396,070	404,837
Indonesia	32,079	58,062
Grand total	123,762,078	118,207,183

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the period reported on that require disclosure.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) Kerlipan Bersinar Sdn Bhd, a subsidiary company of Mayban Ventures Sdn Bhd, which in turn is a wholly-owned subsidiary company of Maybank, has commenced a voluntary winding up exercise.

b) RPB Ventures Capital Corporation, a subsidiary company of Maybank Philippines, Incorporated, was dissolved following a return of capital to its shareholders. There was no material gain or loss on the return of capital.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	31 Mar 2005		30 June 2004		Variance	
	Principal Amount RM' Mil	Credit Equivalent Amount RM' Mil	Principal Amount RM' Mil	Credit Equivalent Amount RM' Mil	Principal Amount RM' Mil	Credit Equivalent Amount RM' Mil
Direct credit substitutes	**5,431**	**5,431**	5,002	5,002	429	429
Transaction-related contingent items	**5,957**	**2,979**	6,148	3,074	(191)	(95)
Short-term self-liquidating trade related contingencies	**8,363**	**1,673**	9,175	1,835	(812)	(162)
Islamic housing loans and hire purchase sold to Cagamas Berhad	**776**	**776**	466	466	310	310
Obligations arising out of rediscounting of bankers acceptances	**-**	**-**	-	-	-	-
Obligations under underwriting Agreements	**956**	**478**	1,206	603	(250)	(125)
Irrevocable commitments to extend credit						
- maturity less than one year	**39,640**	**-**	31,753	-	7,887	-
- maturity exceeding one year	**5,149**	**2,574**	5,021	2,511	128	63
Foreign exchange related contracts	**23,688**	**264**	22,644	303	1,044	(39)
Interest rate related contracts	**14,103**	**511**	8,717	421	5,386	90
Miscellaneous	**2,140**	**-**	2,245	-	(105)	-
Total	**106,203**	**14,686**	92,377	14,215	13,826	471

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. REVIEW OF PERFORMANCE

For the 9 months ended 31 March 2005, the Group registered an increase of 8.9% or RM157.4 million in profit after tax and minority interest over that of the corresponding period. This increase is due to the improved operating environment leading to better net operating income.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM686.7 million for the quarter just ended compared to RM693.5 million, a marginal decrease of RM6.8 million or 1% from the preceding quarter, mainly due to lower investment income for the quarter.

B3. PROSPECTS

Given the improved business outlook, the Group expects to achieve better results for the full year as compared to the previous year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION AND ZAKAT

	Group 31 Mar 2005 RM'000
Malaysian income tax	794,025
Foreign income tax	45,634
Less: Relief on foreign income tax	(31,433)
	808,226
Share of tax in associated companies	463
Overprovision in prior years	(15,242)
Deferred tax	(79,962)
Tax expense	713,485
Zakat	4,015
Tax expense & zakat	717,500

The tax charges for the Group reflect an effective rate that is close to the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM175.0 million while profits from the sale of properties amounted to RM3.3 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

Financial institutions are exempted from the disclosure requirements relating to securities that are quoted.

B8. STATUS OF CORPORATE PROPOSALS

Pursuant to the approval granted by Bank Negara Malaysia on 14 February 2005, the negotiations between Maybank and BinaFikir Sdn Bhd on the possibility of Aseambankers Malaysia Bhd acquiring Binafikir Sdn Bhd is ongoing.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT

	Group	
	31 Mar 2005	30 Jun 2004
	RM'000	RM'000
Deposits from Customers		
Fixed deposits and negotiable instruments of deposits		
- One year or less	75,003,243	75,695,815
- More than one year	2,059,480	2,022,317
	77,062,723	77,718,132
Demand Deposits	26,093,640	23,472,718
Savings Deposit	23,061,247	22,175,092
	126,217,610	123,365,942
Deposits and Placements of Banks and Other Financial Institutions		
- One year or less	13,412,273	11,663,369
- More than one year	3,727,244	2,834,837
	17,139,517	14,498,206
Bonds and Notes (Unsecured)		
- More than one year	**3,004,000	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	8,392	2,620	2,868	1,717	935	252	-	-
- futures	-	-	-	-	-	-	-	-
- swaps	15,296	9,586	3,713	1435	398	164	-	-
- options	-	-	-	-	-	-	-	-
Sub-total	23,688	12,206	6,581	3,152	1,333	416	-	-
Interest rate related contracts								
- forwards	3,018	-	-	873	0	1,742	403	-
- swaps	11,064	1030	2510	397	469	4,938	1720	-
- futures	21	-	21	-	-	-	-	-
Total	37,791	13,236	9,112	4,422	1,802	7,096	2,123	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 31 March 2005, the amount of contracts which were not hedged and, hence exposed to market risk was RM115.62 million (30 June 2004: RM76.18 million).

Credit risk

Credit risk arises from the possibility that a counter–party may be unable to meet the terms of a contract in which the Group has a gain position. As at 31 March 2005, the credit risk measured in terms of the cost to replace the profitable contracts, was RM93.79 million (30 June 2004: RM52.64 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Group did not declare any dividend during the current quarter.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the nine months by the weighted-average number of ordinary shares in issue during the quarter and the nine months respectively.

	Group 3rd Quarter Ended		Group Cumulative 9 months Ended	
	31 Mar 2005	31 Mar 2004	31 Mar 2005	31 Mar 2004
Net profit (RM'000)	**686,669**	683,874	**1,935,231**	1,777,790
Weighted average number of ordinary shares in issue ('000)	**3,685,858**	3,600,172	**3,636,945**	3,600,172
Basic earnings per share (sen)	**18.63**	19.00	**53.21**	49.38

B13. EARNINGS PER SHARE (Contd)

Diluted earnings per share ("Diluted EPS")

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the nine months by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	Group 3rd Quarter Ended		Group Cumulative 9 months Ended	
	31 Mar 2005	31 Mar 2004	31 Mar 2005	31 Mar 2004
Net profit (RM'000)	686,669	683,874	1,935,231	1,777,790
Weighted average number of ordinary shares in issue ('000)	3,685,858	3,600,172	3,636,945	3,600,172
Assumed exercise of share options ('000)	47,926	-	37,258	-
	3,733,784	3,600,171	3,674,203	3,600,171
Fully diluted earnings per share (sen)	18.39	19.00	52.67	49.38

By Order of the Board

Mahiram binti Husin
LS007885
Company Secretary
10 May 2005



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 10/05/2005 05:59:53 PM

Reference No MB-050510-47098

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: MALAYAN BANKING BERHAD
*	Stock name	: MAYBANK
*	Stock code	: 1155
*	Contact person	: MAHIRAM BINTI HUSIN
*	Designation	: COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

DENIAL ON ARTICLE PUBLISHED BY BISNIS INDONESIA ON MAYBANK BEING "ONE OF THE INVESTORS ACQUIRING 20% TO 30% STAKE IN PT BANK LIPPO TBK"

* **Contents :-**

Pursuant to Para 9.09 of the Bursa Malaysia's Listing Requirements, Maybank denies the report published in Bisnis Indonesia on 10 May 2005 that Maybank is "one of the investors acquiring 20% to 30% stake in PT Bank Lippo Tbk", although it has always been the stated intention of Maybank to look for suitable opportunities to expand its business presence in Indonesia.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 13/05/2005 05:58:04 PM
Reference No MB-050513-58992

* Announcement reference number	:	MB-050509-41779
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/03/2005
* Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/06/2005
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



Group PL, BS, Equity Statement, CashFlow-03-200 Notes to the Accounts-03-2005.dc



Business Segment-03-2005(amended).

Remarks:

Amendments to Note A8i, of the notes to the financial statements, where there was errorneous classification between Geographical Segments for the figures under " Profit Before Tax & Zakat" column.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/03/2005

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2005	31/03/2004	31/03/2005	31/03/2004

		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	2,489,373	2,398,388	7,556,440	7,038,551
2	Profit/(loss) before tax	911,857	1,030,938	2,686,197	2,530,473
3	Profit/(loss) after tax and minority interest	686,669	683,874	1,935,231	1,777,790
4	Net profit/(loss) for the period	686,669	683,874	1,935,231	1,777,790
5	Basic earnings/(loss) per share (sen)	18.63	19.00	53.21	49.38
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.2500	4.0600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2005	31/03/2004	31/03/2005	31/03/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	911,217	1,066,175	3,198,096	2,878,547
2	Gross interest income	1,868,942	1,790,981	5,672,177	5,410,659
3	Gross interest expense	855,723	779,073	2,551,551	2,351,549

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statement of The Group For the Third Quarter Of The Financial Year Ending 30 June 2005 (Nine-Month Period Ended 31 March 2005)

	3rd Quarter Ended		Cumulative 9 months Ended	
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
Interest income	1,868,942	1,790,981	5,672,177	5,410,659
Interest expense	(855,723)	(779,073)	(2,551,551)	(2,351,549)
Net interest income	1,013,219	1,011,908	3,120,626	3,059,110
Income from Islamic Banking Scheme operations:				
Gross operating income	214,917	149,861	599,922	429,670
Profit equalisation reserves	(5,372)	(1,090)	(82,062)	(58,310)
	209,545	148,771	517,860	371,360
	1,222,764	1,160,679	3,638,486	3,430,470
Non-interest income	508,263	574,214	1,665,183	1,361,989
Net income	1,731,027	1,734,893	5,303,669	4,792,459
Overhead expenses	(703,022)	(668,718)	(2,105,573)	(1,913,912)
Operating Profit	1,028,005	1,066,175	3,198,096	2,878,547
Loan loss and provision	(116,788)	(35,702)	(513,461)	(349,184)
	911,217	1,030,473	2,684,635	2,529,363
Share of profits in associated companies	640	465	1,562	1,110
Profit before taxation	911,857	1,030,938	2,686,197	2,530,473
Tax expense & zakat	(215,041)	(304,956)	(717,500)	(719,135)
Profit after taxation before Minority Interest	696,816	725,982	1,968,697	1,811,338
Minority Interest	(10,147)	(42,108)	(33,466)	(33,548)
Net profit for the year	686,669	683,874	1,935,231	1,777,790
Earnings per share				
- Basic	18.63 sen	19.00 sen	53.21 sen	49.38 sen
- Fully Diluted	18.39 sen	19.00 sen	52.67 sen	49.38 sen

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED BALANCE SHEET OF THE GROUP AS AT 31 MARCH 2005

	GROUP	
	31 Mar 2005	30 June 2004
ASSETS	RM'000	RM'000
Cash and short-term funds	25,748,292	23,009,080
Deposits and placements with financial institutions	2,204,972	6,686,790
Securities purchased under resale agreements	3,463,644	733,631
Dealing securities	1,164,196	299,557
Investment securities	26,708,145	28,703,420
Loans and advances	115,362,131	109,070,491
Other assets	2,852,932	2,076,427
Statutory deposits with Central Banks	3,827,662	3,644,199
Investment in subsidiary companies	-	-
Investment in associated companies	20,012	18,907
Property, plant and equipment	1,335,612	1,382,822
Deferred tax assets	1,344,295	1,261,643
Life and Family Takaful fund assets	3,303,416	2,620,460
TOTAL ASSETS	187,335,309	179,507,427
LIABILITIES		
Deposits from customers	126,217,610	123,365,942
Deposits and placements of banks and other financial institutions	17,139,517	14,498,206
Obligations on securities sold under repurchase agreements	8,621,868	6,988,031
Bills and acceptances payable	2,730,116	3,319,429
Other liabilities	3,561,749	3,173,396
Recourse obligation on loans sold to Cagamas	5,296,567	6,532,046
Provision for taxation and zakat	1,221,346	932,330
Deferred tax liabilities	11,464	10,806
Subordinated obligations	3,004,000	3,004,000
Life and Family Takaful fund liabilities	88,039	101,491
Life and Family Takaful policy holders' funds	3,215,377	2,518,969
TOTAL LIABILITIES	171,107,653	164,444,646
SHAREHOLDERS' EQUITY		
Share capital	3,711,631	3,600,172
Reserves	12,069,028	11,023,264
	15,780,659	14,623,436
MINORITY INTEREST	446,997	439,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	187,335,309	179,507,427
COMMITMENTS AND CONTINGENCIES	106,203,183	92,376,859
CAPITAL ADEQUACY		
Without deducting proposed dividend		
Core Capital ratio	9.59%	10.89%
Risk-weighted capital	13.83%	15.62%
After deducting proposed dividend		
Core Capital ratio	9.59%	10.37%
Risk-weighted capital	13.83%	15.10%
Net tangible assets per share	RM4.25	RM4.06

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

MALAYAN BANKING BERHAD
(3813-K)

Unaudited Consolidated Statement Of Changes In Equity For The Third Quarter Of The Financial Year Ending 30 June 2005 (Nine-Month Period Ended 31 March 2005)

GROUP

	<----	Non-distributable	---->			Distributable	
	Share Capital RM'000	**Share Premium RM'000**	**Statutory Reserve RM'000**	**Capital Reserve RM'000**	**Exchange Fluctuation Reserve RM'000**	**Retained Profits RM'000**	**Total RM'000**
At 1 July 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	33,799	-	33,799
Net accretion from increased interest in subsidiaries	-	-	-	-	-	2,944	2,944
Net gains not recognised in the income statement	-	-	-	-	33,799	2,944	36,743
Net profit for the period	-	-	-	-	-	1,935,231	1,935,231
Statutory reserves of a subsidiary no longer required upon merger, transferred to retained profits	-	-	(551,250)	-	-	551,250	-
Transfer to Statutory Reserves	-	-	238,053	-	-	(238,053)	-
Issue of ordinary shares pursuant to ESOS	111,459	934,102	-	-	-	-	1,045,561
Bonus issue	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 31 March 2005	3,711,631	1,434,668	3,961,001	15,250	71,987	6,586,122	15,780,659
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	25,697	-	25,697
Net profit for the period	-	-	-	-	-	1,777,790	1,777,790
Transfer to Statutory Reserve	-	-	300,096	-	-	(300,096)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,895	-	-	-	-	65,491
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,906)	(1,347,906)
At 31 March 2004	3,600,172	500,567	4,046,303	15,250	67,779	5,776,234	14,006,305

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

MALAYAN BANKING BERHAD
(3813-K)

Unaudited Condensed Cash Flow Statements For The Third Quarter Of The Financial Year Ending 30 June 2005 (Nine-Month Period Ended 31 March 2005)

	GROUP	
	31 MAR 2005 RM'000	31 MAR 2004 RM'000
Profit before taxation	2,686,197	2,530,473
Adjustments for non-operating and non-cash items	647,399	708,051
Operating profit before working capital changes	3,333,596	3,238,524
<u>Changes in working capital</u>		
Changes in operating assets	(6,050,802)	(801,633)
Changes in operating liabilities	8,070,292	12,194,456
Tax expense and zakat paid	(510,015)	(448,182)
Net cash generated from/(used in) operations	4,843,071	14,183,165
Net cash (used in)/generated from investing activities	(69,153)	(113,981)
Net cash (used in)/generated from financing activities	(2,073,100)	(782,820)
	(2,142,253)	(896,801)
Net change in cash and cash equivalents	2,700,818	13,286,364
Cash and cash equivalents at beginning of the period	23,009,080	16,122,434
Foreign exchange differences on opening balances	38,394	111,322
Cash and cash equivalents at end of the period	25,748,292	29,520,120

These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Part A – Explanatory Notes Pursuant to FRS 134 (formerly known as MASB 26)

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

The condensed interim financial statements for the 3rd quarter and 9 months ended 31 March 2005 have been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (previously known as MASB 26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The condensed financial statements should be read in conjunction with the audited financial statements of the Group and the Bank for the year ended 30 June 2004.

The accounting policies and methods of computation applied in the condensed financial statements are consistent with those adopted in the previous audited annual financial statements. The following accounting standards, issued by the Malaysian Accounting Standards Board ("MASB") become effective during the current financial year:-

FRS 126	Accounting and Reporting by Retirement Benefit Plans (previously known as MASB 30)
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance (previously known as MASB 31)
FRS 201	Properties Development Activities (previously know as MASB 32)

The adoption of these standards did not give rise to any adjustments to the opening balances of retained profits of prior years and the current period.

A2. AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 30 JUNE 2004

The audit report on the financial statements for the financial year ended 30 June 2004 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

The Bank's issued and fully paid up share capital increased from RM3,600,171,921 as at 30 June 2004 to RM3,711,631,021 as at 31 March 2005 as result of the issuance of 111,459,100 new ordinary shares of RM1 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS).

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the period.

A7. DIVIDENDS PAID

Dividends paid during the period were as follows:

a) A final dividend of 25 sen per share less 28% tax for the financial year ended 30 June 2004;

b) An interim dividend of 25 sen per share less 28% taxation in respect of the financial year ending 30 June 2005 million;

c) A special dividend of 10 sen per share less 28% taxation in respect of the financial year ending 30 June 2005; and

d) A tax exempt dividend of 7.5 sen per share in respect of the financial year ending 30 June 2005.

The total net dividends paid amounted to RM1,860,312,071.

(This page has been intentionally left blank. Please substitute this page with that from the file "Business Segment" as note A8i.)

A8 i. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		*Investment Banking*		*Insurance and Takaful*		*Others*		*Eliminations*		Consolidated	
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
REVENUE AND EXPENSES												
Revenue												
External revenue	6,960,189	6,505,948	343,254	281,778	195,360	181,431	57,637	69,394	-	-	7,556,440	7,038,551
Inter-segment revenue	3,026,738	738,462	25,353	52,304	51,972	21,125	15,097	14,809	(3,119,160)	(826,700)	-	-
Total revenue	9,986,927	7,244,410	368,607	334,082	247,332	202,556	72,734	84,203	(3,119,160)	(826,700)	7,556,440	7,038,551
Result												
Segment results	6,214,182	3,698,743	156,361	132,281	103,928	75,238	40,667	32,139	(2,975,059)	(628,063)	3,540,079	3,310,338
Finance costs	(341,983)	(431,791)	-	-	-	-		-	-	-	(341,983)	(431,791)
Operating profit	5,872,199	3,266,952	156,361	132,281	103,928	75,238	40,667	32,139	(2,975,059)	(628,063)	3,198,096	2,878,547
Loan loss and provision	(518,288)	(389,298)	5,327	40,703		(589)	(500)	-	-	-	(513,461)	(349,184)
Share of net profits of associates	-	-	-	33	-	-	1,562	1,077	-	-	1,562	1,110
Profit before taxation	5,353,911	2,877,654	161,688	173,017	103,928	74,649	41,729	33,216	(2,975,059)	(628,063)	2,686,197	2,530,473
Taxation & Zakat	(1,475,750)	(808,028)	(39,477)	(25,604)	(20,879)	(24,156)	(7,794)	(8,708)	826,400	147,361	(717,500)	(719,135)
Profit after taxation and zakat	3,878,161	2,069,626	122,211	147,413	83,049	50,493	33,935	24,508	(2,148,659)	(480,702)	1,968,697	1,811,338
Minority interest	-	-	-	-	-	-	-	-	-	-	(33,466)	(33,548)
Net profit for the year	3,878,161	2,069,626	122,211	147,413	83,049	50,493	33,935	24,508	(2,148,659)	(480,702)	1,935,231	1,777,790
	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000
ASSETS AND LIABILITIES												
Segment assets	179,721,326	174,729,439	12,194,004	9,290,211	4,958,957	4,151,352	313,126	297,089	(9,872,116)	(8,979,571)	187,315,297	179,488,520
Investment in associates companies	5,593	5,564	-	-	-	-	14,419	13,343	-	-	20,012	18,907
Total assets	179,726,919	174,735,003	12,194,004	9,290,211	4,958,957	4,151,352	327,545	310,432	(9,872,116)	(8,979,571)	187,335,309	179,507,427
Total segment liabilities	163,378,189	159,435,496	10,796,609	7,954,472	3,662,356	2,970,054	154,455	160,359	(6,883,956)	(6,075,735)	171,107,653	164,444,646
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
OTHER INFORMATION												
Capital expenditure	123,123	89,353	4,773	1,774	739	408	2,645	2,297	-	-	131,280	93,832
Depreciation	122,800	118,246	4,510	5,010	5,957	6,272	1,248	2,496	-	-	134,515	132,024
Non-cash expenses/(income) other than depreciation	311,229	363,987	32,349	(5,179)	(4,677)	(3,920)	381	40	-	-	339,282	354,928

GEOGRAPHICAL SEGMENT

	External Revenue		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000	31 Mar 2005 RM'000	30 June 2004 RM'000	31 Mar 2005 RM'000	31 Mar 2004 RM'000
Malaysia	9,913,278	6,954,522	102,551	67,997	168,657,503	162,568,597	5,454,341	3,019,213
Singapore	447,792	551,339	25,683	22,652	18,837,371	17,579,299	118,545	126,451
Other locations	314,530	359,390	3,046	3,183	9,712,551	8,339,102	88,370	12,872
	10,675,600	7,865,251	131,280	93,832	197,207,425	188,486,998	5,661,256	3,158,536
Eliminations	(3,119,160)	(826,700)	-	-	(9,872,116)	(8,979,571)	(2,975,059)	(628,063)
Consolidated	7,556,440	7,038,551	131,280	93,832	187,335,309	179,507,427	2,686,197	2,530,473

A8ii. SEGMENT INFORMATION - LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group	
	31 Mar 2005	30 June 2004
	RM'000	RM'000
Domestic operations:		
Agriculture	1,984,322	2,295,383
Mining and quarrying	202,076	211,631
Manufacturing	11,882,824	12,986,979
Electricity, gas and water	1,901,893	1,770,947
Construction	5,836,756	6,213,481
Real estate	1,619,741	1,586,567
Purchase of landed property	29,772,170	27,944,798
(of which :- residential	23,926,058	21,922,395
Non-residential)	6,330,367	6,136,783
Less: Islamic Loans Sold to Cagamas	(484,255)	(114,380)
General commerce	7,947,757	6,696,875
Transport, storage and communication	1,090,585	1,443,847
Finance, insurance and business service	11,004,642	11,383,087
Purchase of securities	7,024,374	6,438,100
Purchase of transport vehicles	10,715,821	9,691,295
Purchase of transport vehicles	11,007,313	10,043,289
Less: Islamic Loans Sold to Cagamas	(291,492)	(351,994)
Consumption credit	4,448,138	4,161,734
Others	3,807,663	2,991,656
	99,238,762	95,816,380
Labuan Offshore	4,206,124	4,048,468
	103,444,886	99,864,848
Overseas Operations:		
Singapore	16,703,830	14,987,617
United States of America	593,858	407,307
United Kingdom	250,541	142,283
Hong Kong	1,191,674	1,330,594
Brunei	279,238	265,031
Vietnam	303,623	262,077
Cambodia	64,335	69,249
China	469,620	385,743
Papua New Guinea	32,324	29,535
Philippines	396,070	404,837
Indonesia	32,079	58,062
Grand total	123,762,078	118,207,183

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the period reported on that require disclosure.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) Kerlipan Bersinar Sdn Bhd, a subsidiary company of Mayban Ventures Sdn Bhd, which in turn is a wholly-owned subsidiary company of Maybank, has commenced a voluntary winding up exercise.

b) RPB Ventures Capital Corporation, a subsidiary company of Maybank Philippines, Incorporated, was dissolved following a return of capital to its shareholders. There was no material gain or loss on the return of capital.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	31 Mar 2005		30 June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	5,431	5,431	5,002	5,002	429	429
Transaction-related contingent items	5,957	2,979	6,148	3,074	(191)	(95)
Short-term self-liquidating trade related contingencies	8,363	1,673	9,175	1,835	(812)	(162)
Islamic housing loans and hire purchase sold to Cagamas Berhad	776	776	466	466	310	310
Obligations arising out of rediscounting of bankers acceptances	-	-	-	-	-	-
Obligations under underwriting Agreements	956	478	1,206	603	(250)	(125)
Irrevocable commitments to extend credit						
- maturity less than one year	39,640	-	31,753	-	7,887	-
- maturity exceeding one year	5,149	2,574	5,021	2,511	128	63
Foreign exchange related contracts	23,688	264	22,644	303	1,044	(39)
Interest rate related contracts	14,103	511	8,717	421	5,386	90
Miscellaneous	2,140	-	2,245	-	(105)	-
Total	106,203	14,686	92,377	14,215	13,826	471

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. REVIEW OF PERFORMANCE

For the 9 months ended 31 March 2005, the Group registered an increase of 8.9% or RM157.4 million in profit after tax and minority interest over that of the corresponding period. This increase is due to the improved operating environment leading to better net operating income.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM686.7 million for the quarter just ended compared to RM693.5 million, a marginal decrease of RM6.8 million or 1% from the preceding quarter, mainly due to lower investment income for the quarter.

B3. PROSPECTS

Given the improved business outlook, the Group expects to achieve better results for the full year as compared to the previous year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION AND ZAKAT

	Group 31 Mar 2005 RM'000
Malaysian income tax	794,025
Foreign income tax	45,634
Less: Relief on foreign income tax	(31,433)
	808,226
Share of tax in associated companies	463
Overprovision in prior years	(15,242)
Deferred tax	(79,962)
Tax expense	713,485
Zakat	4,015
Tax expense & zakat	717,500

The tax charges for the Group reflect an effective rate that is close to the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM175.0 million while profits from the sale of properties amounted to RM3.3 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

Financial institutions are exempted from the disclosure requirements relating to securities that are quoted.

B8. STATUS OF CORPORATE PROPOSALS

Pursuant to the approval granted by Bank Negara Malaysia on 14 February 2005, the negotiations between Maybank and BinaFikir Sdn Bhd on the possibility of Aseambankers Malaysia Bhd acquiring Binafikir Sdn Bhd is ongoing.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT

	Group	
	31 Mar 2005 RM'000	30 Jun 2004 RM'000
Deposits from Customers		
Fixed deposits and negotiable instruments of deposits		
- One year or less	75,003,243	75,695,815
- More than one year	2,059,480	2,022,317
	77,062,723	77,718,132
Demand Deposits	26,093,640	23,472,718
Savings Deposit	23,061,247	22,175,092
	126,217,610	123,365,942
Deposits and Placements of Banks and Other Financial Institutions		
- One year or less	13,412,273	11,663,369
- More than one year	3,727,244	2,834,837
	17,139,517	14,498,206
Bonds and Notes (Unsecured)		
- More than one year	**3,004,000	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	8,392	2,620	2,868	1,717	935	252	-	-
- futures	-	-	-	-	-	-	-	-
- swaps	15,296	9,586	3,713	1435	398	164	-	-
- options	-	-	-	-	-	-	-	-
Sub-total	23,688	12,206	6,581	3,152	1,333	416	-	-
Interest rate related contracts								
- forwards	3,018	-	-	873	0	1,742	403	-
- swaps	11,064	1030	2510	397	469	4,938	1720	-
- futures	21	-	21	-	-	-	-	-
Total	37,791	13,236	9,112	4,422	1,802	7,096	2,123	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 31 March 2005, the amount of contracts which were not hedged and, hence exposed to market risk was RM115.62 million (30 June 2004: RM76.18 million).

Credit risk

Credit risk arises from the possibility that a counter–party may be unable to meet the terms of a contract in which the Group has a gain position. As at 31 March 2005, the credit risk measured in terms of the cost to replace the profitable contracts, was RM93.79 million (30 June 2004: RM52.64 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Group did not declare any dividend during the current quarter.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the nine months by the weighted-average number of ordinary shares in issue during the quarter and the nine months respectively.

	Group 3rd Quarter Ended		Group Cumulative 9 months Ended	
	31 Mar 2005	31 Mar 2004	31 Mar 2005	31 Mar 2004
Net profit (RM'000)	**686,669**	683,874	**1,935,231**	1,777,790
Weighted average number of ordinary shares in issue ('000)	**3,685,858**	3,600,172	**3,636,945**	3,600,172
Basic earnings per share (sen)	**18.63**	19.00	**53.21**	49.38

B13. EARNINGS PER SHARE (Contd)

Diluted earnings per share ("Diluted EPS")

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the nine months by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	Group 3rd Quarter Ended		Group Cumulative 9 months Ended	
	31 Mar 2005	31 Mar 2004	31 Mar 2005	31 Mar 2004
Net profit (RM'000)	**686,669**	683,874	**1,935,231**	1,777,790
Weighted average number of ordinary shares in issue ('000)	**3,685,858**	3,600,172	**3,636,945**	3,600,172
Assumed exercise of share options ('000)	**47,926**	-	**37,258**	-
	3,733,784	3,600,171	**3,674,203**	3,600,171
Fully diluted earnings per share (sen)	**18.39**	19.00	**52.67**	49.38

By Order of the Board

Mahiram binti Husin
LS007885
Company Secretary
10 May 2005